                                                     September 21, 2005


BY HAND AND BY EDGAR
--------------------

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:      Brookdale Senior Living Inc.
                  Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-127372)
                  -----------------------------------------------------

Dear Mr. Spirgel:

         On behalf of Brookdale Senior Living Inc., a Delaware corporation (the "Company"), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the "Registration Statement"), as filed with the Securities and Exchange Commission (the "Commission") on the date hereof, marked to show changes from the Registration Statement on Form S-1 filed with the Commission on August 9, 2005.

         The changes reflected in the Registration Statement include those made in response to the comments (the "Comments") of the staff of the Commission (the "Staff") set forth in the Staff's letter of September 9, 2005 (the "Comment Letter"). The Registration Statement also includes other changes that are intended to update, clarify and render more complete, the information contained therein.

         Set forth below in this letter are the Company's responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Brookdale Senior Living Inc.
September 22, 2005
Page 2 of 30

Form S-1
--------

General
-------

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and various recapitalization information. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

          The Registration Statement has been revised in several places in order to fill in the blank spaces with information that the Company is not entitled to omit under Rule 430A. The Company will include the remainder of the information identified in this Comment such as the anticipated price range and various recapitalization information in a subsequent amendment to the Registration Statement before it distributes a preliminary prospectus.


2. We note that you include industry research for estimated growth data and other figures cited throughout the document. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Also confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

          The Company is submitting to you supplementally as Annex A copies of all materials that support the estimated growth data and other figures cited throughout the Registration Statement, clearly cross-referencing a statement with the underlying factual support. All of this information was derived either from reports that are publicly available or from reports made generally available to its subscribers by the publisher, none of which was specifically prepared for or on behalf of the Company.

3. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us supplementally. See Item VIII of the March 31, 2001 quarterly update to the

Brookdale Senior Living Inc.
September 22, 2005
Page 3 of 30


     Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

          Copies of all artwork to be contained in the prospectus will be supplementally submitted to you as soon as practicable and prior to circulating preliminary prospectuses. The Company notes that you may have comments that could result in material revisions to its artwork.

4. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

          The Company has filed certain additional exhibits to the Registration Statement as part of Amendment No. 1. The Company will file all of the remaining exhibits, including the opinion required by Item 601(b)(5) of Regulation S-K and the underwriting agreement, prior to requesting acceleration of the effectiveness of the Registration Statement and to give the Staff sufficient time to review the exhibits once filed.

Prospectus Summary, page 1
--------------------------

5. Tell us in your response letter the basis for your statement that you "are the third largest operator of senior living facilities in the United States based on total capacity . . ."

          The Company is submitting to you supplementally as Annex B third-party support for the statement that the Company is "the third largest operator of senior living facilities in the United States based on total capacity..." The Company has concluded that it is the third largest operator after combining the data in the attached survey for Brookdale Living Communities, Inc. and Alterra Healthcare Corporation with the additional 4,266 units/beds acquired by the Company after the publication of the attached survey.

6. Move your chart regarding your recent results to your management's discussion and analysis section and include appropriate textual disclosure in that section to explain these results. This type of presentation of mostly non-GAAP measurements is inappropriate for your summary. Please similarly delete this presentation from the forefront of your business section on page 66.

          The disclosure on pages 2 and 72 has been revised to include the presentation of additional GAAP numbers so that the chart is not a presentation of mostly non-GAAP measurements which is inappropriate for our summary. The Company respectfully submits that the inclusion of the several non-GAAP

Brookdale Senior Living Inc.
September 22, 2005
Page 4 of 30




     measurements presented in the chart is material to investors for the reasons disclosed in the Registration Statement on pages 9, 10, 11, 64, 65, 66, 67 and 68. In addition, the several non-GAAP measurements are the primary measurements the Company's management uses in evaluating its performance and liquidity and believes it is important to present these measures in the summary.

7. Your summary should present a balanced picture of your operations. Accordingly, please disclose your net losses for each of the past two years and disclose Alterra Healthcare's emergence from bankruptcy in December 2003.

          The disclosure on pages 1 and 2 has been revised in response to the Staff's Comment.

8. Significantly reduce or delete the sections entitled Industry Trends, Growth Strategy and Competitive Strengths. This disclosure is too detailed for the summary and is more appropriate for your business discussion. Please also delete the Risk Factors section on page 6 as it adds no additional information and the actual risk factors begin on page 12.

          The disclosure on pages 3, 4 and 5 has been revised in response to the Staff's Comment.

9. Clarify your statement that "we control the operating economics of our facilities through property ownership and long-term leases."

          The disclosure on pages 1, 36 and 71 has been revised in response to the Staff's Comment.

Formation Transactions, page 5
------------------------------

10. Disclose that the Chairman of your Board, Wesley Edens, and another director, Randal Nardone, own 74.4% of Brookdale through Fortress.

          The disclosure on page 5 has been revised in response to the Staff's Comment.

Summary Combined Financial Information, page 9
----------------------------------------------

11. Please remove the bold double underline from the line labeled income from operations. Your presentation suggests that the reader should focus on operating results that exclude interest expense, which is a non-GAAP measure.

Brookdale Senior Living Inc.
September 22, 2005
Page 5 of 30




          The disclosure on page 8 has been revised in response to the Staff's Comment.

12. With regard to your footnote disclosures (1), (2) and (3) please note that is not adequate to reference disclosures in other sections of the document. Please revise to provide all the disclosures required by Item 10 (e) of Regulation S-K.

          The disclosure on pages 9, 10 and 11 has been revised in response to the Staff's Comment.

13. It appears to us that `Cash Earnings' is a measure of liquidity since you are disclosing that it is used by management to assess its capacity to pay dividends. Please include cash flows from operating, investing and financing activities for each period.

          The disclosure on page 8 has been revised in response to the Staff's Comment.

Risk Factors, page 12
---------------------

14. Ensure that each caption clearly reflects the risk that you discuss in the text. Many of your risk factors either state a fact or uncertainty or merely allude to a risk. Others do not accurately describe the risk being discussed. See, for example:

     o    Our operating businesses were recently transferred . . ., page 7
     o    We may need additional capital to fund our operations . . ., page 16
     o    We may not be able to pay or maintain dividends, page 18
     o    Environmental contamination associated . . ., page 18
     o    Our business may be adversely affected by increasing . . ., page 20
     o    Anti-takeover provisions in our amended and restated . . ., page 25
     o    We are a holding company with no operations, page 26
     o    An active market for our shares . . ., page 26
     o    Market interest rates may have an effect on the value . . ., page 28

     These are only examples. Revise throughout to succinctly state in your caption the particular risk that results from the uncertainty, and tailor the caption to reflect the particular risk to you or potential investors.

          The "Risk Factors" section in the prospectus has been revised throughout to succinctly state in the caption the particular risk that results from the uncertainty described in a particular risk factor and is tailored to reflect the particular risk to the Company or potential investors.

Brookdale Senior Living Inc.
September 22, 2005
Page 6 of 30



15. You provide generic conclusions in both the heading and text in several of your risk factors, stating that, if those risks materialize, they may have an adverse effect on your "business" or "financial condition." This often does not represent meaningful disclosure. Instead, we encourage you to replace this language in both the headings and text of your risk factors with specific disclosure of the possible affect upon your operating results, business, profits, share price, sales, etc. See Item 503(c) of Regulation S-K.

          The "Risk Factors" section has been revised throughout to provide more specific disclosure of the possible effect upon the Company's operating results, business, profits, share price, sales, etc.

We may not be able to generate sufficient cash flow . . ., page 13
------------------------------------------------------------------

16. Please disclose the interest rates under the financing arrangements that you disclose. Also, clarify the significance of the overall lease coverage amounts you disclose. For example, disclose any requirements to meet certain coverage amounts.

          The disclosure on pages 13, 14, 15 and 19 has been revised in response to the Staff's Comment.

17. Clarify the meaning and significance of your statement that "[l]ease financing transactions carry an inherently higher level of leverage than debt financings."

          The disclosure on page 13 has been revised in response to the Staff's Comment.

If we do not effectively manage our growth . . ., page 15
---------------------------------------------------------
Unforeseen costs associated with the acquisition . . ., page 16
---------------------------------------------------------------

18. Disclose any specific problems you have experienced with regard to your recent acquisitions and quantify to the extent possible so that investors can better assess the magnitude of these risks.

          The Company advises the Staff that it has not experienced material unforeseen costs or other problems in any of its recent or historical acquisitions and therefore is unable to quantify such amounts.

Competition for the acquisition of strategic assets . . ., page 16
------------------------------------------------------------------

19. Disclose any specific instances where you have lost in the bidding for acquisitions to REITs.

Brookdale Senior Living Inc.
September 22, 2005
Page 7 of 30



          The Company advises the Staff that when they are bidding for potential acquisitions where they are unsuccessful they do not know which party is ultimately successful.

Increased competition for or a shortage of skilled personnel . . ., page 17
---------------------------------------------------------------------------

20. Disclose the extent to which you have had problems retaining your personnel. In this regard, please consider addressing whether certain states or geographical areas in which you operate are more difficult than others in retaining and attracting qualified and skilled personnel.

          The disclosure on page 18 has been revised in response to the Staff's Comment.

Failure to comply with existing environmental laws . . ., page 19
------------------------------------------------------------------------------
Our business may be adversely affected by increasing regulation . . ., page 20
-----------------------------------------------------------------

21. These risk factors are too long and merely repeat the disclosure in your regulation section. Please revise to present adequate but not excessive detail regarding these risks.

          The risk factors entitled "Failure to comply with existing environmental laws . . ." and "Our business may be adversely affected by increasing regulation . . ." have been revised in response to the Staff's Comment.

Compliance with the Americans with Disabilities Act . . ., page 23
------------------------------------------------------------------

22. Quantify the capital expenditures you have incurred as a result of inspections, if material.

          The Company supplementally advises the Staff that to date, none of the capital expenditures it has incurred as a result of inspections have been material.

Significant legal actions and liability claims . . ., page 23
-------------------------------------------------------------

23. Disclose the number of claims you have had in the past year that were not covered by your insurance or exceeded your policy limits and quantify the aggregate amount of those claims.

          The disclosure on page 23 has been revised in response to the Staff's Comment.

Brookdale Senior Living Inc.
September 22, 2005
Page 8 of 30



Overbuilding, increased competition . . ., page 24
--------------------------------------------------

24. Please specifically address the overbuilding and increased competition issues that you face in Florida, California and Illinois given the geographic concentration of your facilities in these states. Also, we note your disclosure that "recent overbuilding . . . has reduced the occupancy rates of newly constructed buildings and, in some cases, reduced the monthly rate that many newly built and previously existing facilities are able to obtain . . ." In your management's discussion and analysis section, however, you disclose that overbuilding occurred in the late 1990s but that there has been a recent reduction in supply and a trend towards increasing occupancy rates and resident fees. Please reconcile your disclosure in this risk factor as well as your management's discussion and analysis section, if appropriate.

          The disclosure on page 24 has been revised in response to the Staff's Comment.

The market price of our common stock . . ., page 27
---------------------------------------------------

25. Disclose the number of shares that are subject to the stockholders agreement. Also, disclose the number of shares that are subject to the lock-up agreement.

          The disclosure on page 27 has been revised in response to the Staff's Comment. The Company advises the Staff that it will include the number of shares that are subject to the lock-up agreement in a subsequent amendment to the Registration Statement before it distributes a preliminary prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36
--------------------------------------------------------------------------

Executive Overview, page 36
---------------------------

26. Clarify your reference to "a broad spectrum of assets in the senior living industry" by being more specific as to what you mean.

          The disclosure on pages 1, 36, 71 and 88 has been revised in response to the Staff's Comment.

27. We note the reasons on page 39 for Alterra's bankruptcy. Explain why management believes that these problems that resulted in the bankruptcy have been resolved.

Brookdale Senior Living Inc.
September 22, 2005
Page 9 of 30


          The disclosure on page 40 has been revised in response to the Staff's Comment.

Formation Transactions, page 37
-------------------------------

28. Explain the business reasons for Alterra's purchase of the Prudential Portfolio in exchange for certain membership interests in affiliated entities.

          The disclosure on page 37 has been revised in response to the Staff's Comment.

Revenues, page 38
-----------------

29.  Please disclose the entrance fee.

          The disclosure on page 39 has been revised in response to the Staff's Comment.

Alterra Reorganization, page 39
-------------------------------

30. Disclose the reasons for significant increase in costs in operating Alterra's residences in the second half of 2000, and clarify the meaning of your phrase "declining credit fundamentals" and explain its significance.

          The disclosure on page 39 has been revised in response to the Staff's Comment.

31. Clarify who the FEBC-ALT investors are and why they received 100% of the common stock of Alterra upon emergence from bankruptcy. Also clarify whether there was any pre-bankruptcy relationship among Alterra, Emeritus Corporation and NW Select.

          The disclosure on page 40 has been revised in response to the Staff's Comment.

32. Highlight here that Alterra was a public company prior to its merger with BLC and disclose what happened to the public shareholders of Alterra upon emergence from bankruptcy.

          The disclosure on page 40 has been revised in response to the Staff's Comment.

Brookdale Senior Living Inc.
September 22, 2005
Page 10 of 30



Financial Developments, page 41
-------------------------------

33. Please quantify the additional costs that you reference as a result of becoming a public company. Also, address how you intend to pay for these anticipated increases in expenses.

          The disclosure on page 43 has been revised in response to the Staff's Comment.

34. Please expand upon other developments, trends or uncertainties that may impact your business and operations. For example, we note the increase in general and administrative expenses due to the increase in salaries, wages and benefits for the quarter ended March 31, 2005 and for the year ended December 31, 2004. Do you expect these costs to continue to rise? Also, do you expect the demand for senior living services and associated increase in occupancy rates and resident fees to continue to rise? These are only examples. Please expand your disclosure accordingly.

          The disclosure on page 43 has been revised in response to the Staff's Comment.

35. Because 85.8% of your revenues were generated from leased facilities, please address whether you intend to focus on leasing them as you acquire more facilities and please discuss how this approach impacts your business compared to owning a facility.

          The disclosure on page 43 has been revised in response to the Staff's Comment.

Liquidity and Capital Resources, page 50
----------------------------------------

36. We note your statement that "[t]he primary use of our cash is for operating costs, which includes debt service and lease payments and capital expenditures." Please discuss in more detail and quantify your short-term and long-term cash requirements. Your discussion should include the funds necessary to maintain current operations and any commitments for capital expenditures and other expenditures on a short-term and long-term basis. Refer to Section IV of the Commission's Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

          The disclosure on pages 54 and 55 has been revised in response to the Staff's Comment.

Brookdale Senior Living Inc.
September 22, 2005
Page 11 of 30



Contractual Commitments, page 52
--------------------------------

37. We note your footnote disclosure (1) and it does not appear to us that the long-term debt includes interest payments. Please revise to include the interest payments.

          The disclosure on page 57 has been revised in response to the Staff's Comment.

New Credit Facility, page 52
----------------------------

38. Describe the expected terms of your credit facility in greater detail, to the extent known. Also, we note your disclosure that the expected restrictive covenants could limit your and your subsidiaries ability to pay dividends. Please address how this restrictive covenant could impact your dividend policy.

          The disclosure on page 57 and 147 has been revised in response to the Staff's Comment. The Company supplementally informs the Staff that as of the date of this letter it continues to negotiate the terms of its credit facility. The Company will make further disclosures about the terms of its credit facility and will also disclose how any of the restrictive covenants could impact its dividend policy in a subsequent amendment to the Registration Statement.

Hedging, page 54
----------------

39. Disclose the counterparty for your swap agreements and file your swap agreements as exhibits or tell us in your response letter why you are not required to file them as exhibits.

          The disclosure on page 59 and 60 has been revised in response to the Staff's Comment. The swap agreements have been filed as exhibits to the Registration Statement as part of Amendment No. 1.

SFAS No. 123, Share-Based Payment, page 57
------------------------------------------

40. Disclose the status of your evaluation of the impact of adopting SFAS 123. Explain why the impact of adoption is not known.

          The disclosure on page 63 has been revised in response to the Staff's Comment.

Brookdale Senior Living Inc.
September 22, 2005
Page 12 of 30


Non-GAAP Financial Measures, page 59
------------------------------------

41. Management's reasons for using Adjusted EBITDA and Cash Earnings are almost identical. Confirm that the only distinction is the use of cash earnings to assess cash available for dividends to stockholders.

          The Company respectfully informs the Staff that management's reasons for using Adjusted EBITDA and Cash Earnings are not substantially identical. The Company's management uses Adjusted EBITDA as a non-GAAP measure of performance and uses Cash Earnings as a non-GAAP measure of liquidity. The disclosure on pages 9, 10, 65, 66 and 67 has been revised accordingly.

Adjusted EBITDA
---------------

42. We note your disclosure of Adjusted EBITDA as a measure of your operating performance. Disclose why you feel that it is appropriate to exclude recurring operating expenses from the Adjusted EBITDA. We note for example that `loss on discontinue operations', `equity in (earnings) loss of unconsolidated ventures', `loss (gain) on extinguishment of debt' and `straight-line lease expense' are recurring items and as such should not be adjusted from a non-GAAP financial measure. Note that the guidance in Question 8 of our Frequently Asked Questions document on non-GAAP measures, which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, requires you to demonstrate the usefulness of any measure that excludes recurring items and to provide comprehensive disclosure if such a presentation can be reasonably justified. Please provide additional justification regarding the economic substance of this measure. In addition, if you continue to believe that such presentation is appropriate, disclose in more detail the material limitations of this measure in light of the exclusions discussed above and the manner in which management compensates for these limitations.

          In response to the Staff's comment, the Company has revised the disclosure relating to Adjusted EBITDA throughout the Registration Statement to disclose why it is appropriate to exclude recurring operating expenses from Adjusted EBITDA. In addition, the Company has expanded the disclosure relating to Adjusted EBITDA to address more comprehensively each of the five bullet points in Question 8 of the Staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measure," including additional justification regarding the economic substance of the measure. The revised disclosure includes expanded cautionary language about the material limitations of this measure.

Brookdale Senior Living Inc.
September 22, 2005
Page 13 of 30


43. It appears that you also present Adjusted EBITDA as a liquidity measure, since you disclose that this measure gives investors a more accurate picture of "cash generated by us". Please include a reconciliation of adjusted EBITDA to cash flow from operations for each period presented.

          In response to the Staff's comment, the Company respectfully informs the Staff that it has not presented, and does not use, Adjusted EBITDA as a measure of liquidity. Rather, the Company uses Adjusted EBITDA to assess its overall financial and operating performance. Accordingly, rather than identifying Adjusted EBITDA as a measure of liquidity, the Company has revised the disclosure on pages 9, 65 and 66 to further clarify the Company's use of Adjusted EBITDA as a performance measure.

Cash Earnings, page 61
----------------------

44. Provide a definition of cash earnings that explains the calculation of this measure based on the most directly comparable GAAP measure.

          The disclosure on page 10, 66 and 67 has been revised in response to the Staff's Comment.

45. Since you are disclosing that cash earnings is used by management to evaluate the company's operations and to assess the capacity to pay dividends, it appears to us that you are using cash earnings primarily as a measure of liquidity. Please include reconciliation to cash flows from operations. In addition, please expand your discussion to include the following:

     o Disclose the substantive reasons for why management believes the presentation of cash earnings provides useful information to investors regarding your liquidity.

     o Identify any material limitations of this measure. For example, you may need to clarify that it does not represent cash flow available for dividends or discretionary expenditures, since you may have mandatory debt service requirements or other non-discretionary expenditures not reflected in the measure.


          In response to the Staff's comment, the Company has revised the disclosure relating to Cash Earnings throughout the Registration Statement to disclose the substantive reasons for why management believes the presentation of Cash Earnings provides important information to investors regarding its liquidity and to identify the material limitations of this measure. In addition, the disclosure

Brookdale Senior Living Inc.
September 22, 2005
Page 14 of 30


     on page 10 has been revised to include a reconciliation to cash flows from operations.


Facility Operating Income, page 61
----------------------------------

46. It appears to us based on your disclosure that your measure `Facility Operating Income' is used as a measure of operating performance and liquidity. If true, you need to provide reconciliations to the most closely comparable GAAP measure of net income and cash flow from operating activities, respectively. If the measure is used as a measure of performance, you should explain why it is appropriate to remove recurring expenses from the measure. In addition, explain why it is useful to investors. If the measure is used as a measure of liquidity, disclose the substantive reasons for why management believes the presentation provides useful information to investors regarding its liquidity.

          In response to the Staff's comment, the Company respectfully informs the Staff that it has not presented, and does not use, Facility Operating Income as a measure of liquidity. Rather, the Company uses Facility Operating Income to assess its financial and operating performance at the facility level. Accordingly, rather than identifying Facility Operating Income as a measure of liquidity, the Company has revised the disclosure on pages 11, 67 and 68 to further clarify the Company's use of Facility Operating Income as a performance measure. In addition, the Company has revised the disclosure to provide a reconciliation to net income, to explain why it is appropriate to remove recurring expenses from the measure and to explain why it is useful to investors.

Business, page 65
-----------------

History, page 68
----------------

47. Consider including a chart to show your organizational structure before and after the formation transactions.

          The disclosure on page 75 has been revised to include a chart showing the Company's organizational structure before and after the formation transactions.

48. Disclose how you will account for the merger with Brookdale Living Communities and Alterra Healthcare Corp. Also provide similar disclosure in the discussion of the formation transactions at page 37 of MDA.

          The disclosure on pages 37, 38 and 77 has been revised in response to the Staff's Comment.

Brookdale Senior Living Inc.
September 22, 2005
Page 15 of 30


Operations, page 74
-------------------

49. Clarify whether the various additional fees you charge such as under the "Personally Yours" program and the "YourCare" program vary by facility and disclose a range of these fees.

          The disclosure on pages 82 and 83 has been revised in response to the Staff's Comment.

Operations Overview, page 76
----------------------------

50. Briefly describe the material terms of your national vendor contracts and file these agreements as exhibits or tell us in your response letter why you are not required to file them as exhibits.

          The disclosure on page 84 has been revised in response to the Staff's Comment to include a description of the material terms of the Company's national vendor contracts. As the Company's national vendor contracts are such as ordinarily accompanies the kind of business conducted by it and are immaterial in amount or significance, the Company believes that its national vendor contracts are not required to be filed as an exhibit to the Registration Statement in accordance with Item 601(b)(10)(ii) of Regulation S-K.

Management, page 111
--------------------

Audit Committee, page 113
-------------------------

51. Disclose whether you intend on appointing an audit committed financial expert.

          The disclosure on page 121 has been revised in response to the Staff's Comment.

Equity Incentive Plans, page 115
--------------------------------

52. Please provide more specific disclosure about the parameters that are considered in determining whether restricted stock is to be issued under your restricted securities plans. Are the restricted stock issuances based on revenue levels or earnings goals that can be expressed in qualitative terms? Also, to the extent known, please provide similar disclosure regarding your new equity incentive plan.

          The disclosure on pages 124 and 126 has been revised in response to the Staff's Comment.

Brookdale Senior Living Inc.
September 22, 2005
Page 16 of 30


Employee Restricted Stock Plans, page 115
-----------------------------------------

53. Disclose the percentage and amount of the securities that are no longer subject to a risk of forfeiture for each of Messrs. Schulte, Rijos and Young and Ms. Paskin.

          The disclosure on page 124 has been revised in response to the Staff's Comment.

54. Tell us how you determined the fair value of the shares of BLC and membership interests of FEBC-ALT issued to executives on August 5, 2005.

          The Company advises the Staff that it determined the fair value of the shares of BLC and membership interests of FEBC-ALT issued to executives on August 5, 2005 by evaluating the amount a seller would receive in connection with the sale of such shares or membership interests. This evaluation was based on the assumption that such a sale was through arm's length negotiations with the buyer having full access to information regarding such shares or membership interests. In addition, the Company assumed that neither the buyer nor the seller was under a compulsion to execute the transaction. For purposes of this evaluation, the Company treated each of BLC and FEBC-ALT as a going concern. The Company also calculated the value of the securities issued on a non-marketable, minority interest basis. The disclosure on page 42 and 124 has been revised accordingly.

55. Please disclose in MD&A the number of shares granted under the restricted stock plan and the fair value of the stock. Also disclose the following information:

     o Whether the valuation used to determine the fair value of the stock was contemporaneous or retrospective;
     o If the valuation specialist was a related party, a statement indicating that fact;
     o A discussion of the significant factors, assumptions and methodologies used in determining fair value;
     o A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;
     o The valuation alternative selected and, if applicable, the reason management chose not to obtain contemporaneous valuation by an unrelated valuation specialist.

          We may have additional comments when you include the estimated offering price in the document.

Brookdale Senior Living Inc.
September 22, 2005
Page 17 of 30


          The disclosure on page 42 has been revised in response to the Staff's Comment. The Company notes that you may have additional comments when it includes the estimated offering price in the Registration Statement.

56. We note that you refer at page 116 to valuation letters from an independent valuation firm concerning the fair value of the shares. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consent of the expert.

          The disclosure on page 124 has been revised in response to the Staff's Comment. A consent of Cohen & Steers Capital Advisors, LLC has been filed as an exhibit to the Registration Statement as part of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 123
--------------------------------------------------------------

57. For each related party transaction, please discuss how transaction terms were determined by the parties and whether you believe the terms of the transactions are comparable to terms you could obtain from independent third parties.

          The disclosure on pages 132, 135, 136, 137 and 138 has been revised in response to the Staff's Comment.

Principal and Selling Stockholders, page 129
--------------------------------------------

58. Disclose the natural person(s) who have voting and investment control over the shares held by Health Partners, Emeritus Corporation and NW Select. Also, please tell us in your response letter whether these entities are broker dealers or affiliates of a broker dealer.

          The disclosure on page 140 has been revised in response to the Staff's Comment. Each of Health Partners, Emeritus Corporation and NW Select has informed the Company that they are not broker dealers or affiliates of a broker dealer.

Underwriting, page 148
----------------------

59. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD informing that they have no additional concerns.

Brookdale Senior Living Inc.
September 22, 2005
Page 18 of 30


          The underwriters have made a filing with the Corporate Financing Department of the NASD and have requested that the NASD call Mr. Spirgel when the NASD issues its "no-objections" letter.

60. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe in your response letter to us their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members, and provide us with a description of their procedures.

     Briefly describe any electronic distribution in the filing.

     Also, tell us how the procedures ensure that the distribution complies with
     Section 5 of the Securities Act. In particular, please address:

     o    the communications used;
     o    the availability of the preliminary prospectus;
     o the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
     o    the funding of an account and payment of the purchase price.

     Alternatively, to the extent that our Division has reviewed the procedures, please confirm this, and tell us if the procedures have been changed or revised subsequent to our clearance.

     Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy or any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

     Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If so, tell us when. If not, tell us if they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

     We may have further comments.

          The Company has been informed by each of Goldman, Sachs & Co. and Lehman Brothers Inc. that they or their affiliates may engage in the electronic

Brookdale Senior Living Inc.
September 22, 2005
Page 19 of 30


     offer, sale or distribution of the shares of common stock and that any such activities will be conducted in accordance with procedures previously reviewed by the Staff. If the Company becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date of this letter, it will promptly supplement this response to identify those members and either provide a description of their procedures or confirm that their procedures have previously been reviewed with the Staff.

          In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the web, the representatives of the underwriters have indicated to the Company that they will include the following language in a communication to potential syndicate members:

          "Online distribution of the shares of common stock of Brookdale Senior Living Inc. may only be made pursuant to procedures for such distributions previously reviewed with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission."

          Consistent with this procedure, the following language is included in the underwriting section of the prospectus:

          "A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations."

          Each of Goldman, Sachs & Co. and Lehman Brothers Inc. has informed the Company that it expects to post the road show presentation on YahooNet Road Show, a password protected website, and YahooNet Road Show has informed each of Goldman, Sachs & Co. and Lehman Brothers Inc. that it is posting such road show presentation in accordance with applicable no-action letters. The Company will promptly supplement this response with information relating to any third party arrangements that other underwriters are putting into place as such information becomes available.

Where You Can Find More Information, page 151
---------------------------------------------

61. Please revise the address of the SEC's public reference room to reflect our new location, 100 F Street, N.E., Washington, D.C. 20549.

Brookdale Senior Living Inc.
September 22, 2005
Page 20 of 30


          The disclosure on page 162 has been revised in response to the Staff's Comment.

Pro forma financial information
-------------------------------

General Information, page F-2
-----------------------------

62. Tell us how you will account for each of the formation transactions described in the disclosure of the history of Brookdale Senior Living at page 69. Please provide the following in your response:

     o Identify the accounting literature you considered and discuss how you applied it to each transaction.
     o For each transaction provide a diagram or chart that shows the ownership in each entity before and after the transaction and the amount and type of consideration exchanged.
     o Identify each related party and discuss the nature of the relationship.


          As more fully described in Comment 77, the affiliates of Fortress Investment Group ("FIG") that own the stock or membership interests in Brookdale Living Communities, Inc, Alterra Healthcare Corporation, the Fortress CCRC Portfolio and the Prudential Portfolio (the "Operating Companies") are considered the control group as defined under paragraph 3 of EITF 02-5, "Definition of "Common Control" in relation to FASB Statement No. 141". Accordingly, the combined financial statements reflect the historical basis of the Operating Companies. As more fully described in Comment 78, upon the completion of the offering the non-controlling minority interests will be accounted for as a purchase in accordance with SFAS No. 141. In addition, the Company refers the Staff to Annex C for a chart that shows the ownership in each entity before and after each transaction and the amount of consideration exchanged. The Company informs the Staff that the type of consideration exchanged was either stock or membership interests in the Operating Companies or their holding companies for shares of common stock of the Company. The Company also refers the Staff to Comment 77 for a discussion of the nature of the relationship between each related party.

Pro forma income, page F-4
--------------------------

63. Revise the pro forma statement of operations to present only income (loss) from continuing operations. Also present only earnings per share data based on continuing operations.

          The disclosure on page F-4, F-5 and F-6 has been revised in response to the Staff's Comment.

Brookdale Senior Living Inc.
September 22, 2005
Page 21 of 30


64. Include a note to the pro forma information showing the computation of pro forma earnings per share.

          The disclosure on page F-7 has been revised to include the computation in response to the Staff's Comment.

Notes to the pro forma information
----------------------------------

Note (C) Initial Public Offering Adjustments, page F-7
------------------------------------------------------

65. Revise adjustment C to disclose the number of shares issued to Brookdale and shares issued to Alterra. Show the calculation of the fair value of the consideration issued and the allocation to the portion of the tangible and intangible assets and liabilities attributed or the minority interests.

          The disclosure on pages F-13 and F-14 has been revised in response to the Staff's Comment.

66. It is not apparent how adjustment C reconciles to the entries reflected in the balance sheet at page F-3. Separately present each adjustment in a self-balancing format on the face of the pro forma balance sheet or in reasonable detail in the notes.

          The disclosure in Note D on pages F-13 and F-14 has been revised in response to the Staff's Comment to present in a self-balancing format the reconciliation.

67. Disclose why the entry for the step-up of the minority interest includes an adjustment to equity.

          The disclosure on page F-13 has been revised in response to the Staff's Comment.

68. Explain the basis for allocating costs to facilities you operate under long-term operating leases and in-place tenant leases based upon a vacancy component as described in notes (1) and (2) at page F-8.

          The disclosures to the table calculating the step-up in basis of individual assets and liabilities on page F-14 (note (3)) and depreciation and amortization expense on page F-12 (notes (1) and (2)) has been revised in response to the Staff's Comment.

Brookdale Senior Living Inc.
September 22, 2005
Page 22 of 30


Note (D) Acquisitions Adjustments, page F-9
-------------------------------------------

69. Include a schedule showing the calculation of the purchase price for each acquisition, including the value assigned to non-cash consideration, if any. Also show the allocation of the purchase price to acquired tangible and intangible assets and liabilities.

          The Company acquired the Fortress CCRC Portfolio and eight of the nine Prudential Portfolio facilities during the three months ended June 30, 2005 and included them in the historical combined financial statements of Brookdale Facility Group as of June 30, 2005 (see note 1 on pages F-37 and F-38). The Company has revised the Registration Statement to include a schedule in note C on page F-8 for the Prudential Portfolio facility acquired in July 2005 in response to the Staff's Comment.

70. In a columnar format, show the historical balance sheet and results of operations for each acquisition, the pro forma adjustments and the resulting pro forma information.

          The Company respectfully submits that the presentation included in the Registration Statement of the acquisition of the additional facilities is more appropriate due to the historical operations of the previous owners, in particular the Fortress CCRC Portfolio, are not that of a traditional senior housing operator. If the historical financial statements were presented as requested, the majority of the historical operations would be eliminated. The Company respectfully submits that the current presentation provides a better picture to investors of how the individual acquisitions add to the overall operations of the Company.

Other Adjustments
-----------------

71. Delete adjustments F and G at page F-14 reflecting estimated reduction in expenses for synergies attributed to the mergers, since these are not factually supportable.

          The Company respectfully submits that the pro forma adjustments included in adjustment F attributed to the merger include the reduction in expenses for synergies for which the Company has entered into signed and negotiated contracts, are able to be quantified and are supportable. In addition, the adjustments in adjustment G attributed to the merger include reductions for identified corporate office positions and function to be eliminated and signed and negotiated information technology contracts which are also able to be quantified and are factually supportable. The disclosure on page F-17 has been revised in

Brookdale Senior Living Inc.
September 22, 2005
Page 23 of 30



     response to the Staff's Comment to reflect only reductions in expenses that are factually supportable.

72. Expand the disclosure in Note H at page F-14 to describe the provisions of the grants under the Restricted Stock plan, including the vesting provisions. Also disclose how you determined the amount of compensation expense.

          The disclosure on page F-18 has been revised in response to the Staff's Comment. Supplementally, the Company advises the Staff that the compensation expense will be based on the mid point of the price range to be included in a subsequent amendment to the Registration Statement.

73. Revise Note N at page F-14 disclose the date you paid the $20 million dividend and identify the majority shareholder.

          The Company informs the Staff that the $20 million dividend has now been reflected in the Brookdale Facility Group's combined financial statements as of and for the periods ending June 30, 2005.

Unaudited pro forma statement of operations, GAAP EBITDA, Adjusted EBITDA and
-----------------------------------------------------------------------------
cash earnings, page F-15
------------------------

74. We note your schedule of pro forma GAAP EBITDA and pro forma Adjusted GAAP EBITDA and Cash Earnings results in the presentation of non-GAAP measures on the face of historical and pro forma results of operations. Please revise to present the calculation of these pro forma measures in a manner that complies with the requirements of Item 10 (e)(l)(ii)(D) of Regulation S-K.

          The Company respectfully submits that its schedule of pro forma GAAP EBITDA and pro forma Adjusted GAAP EBITDA and Cash Earnings does not result in the presentation of non-GAAP numbers on the face of the pro forma results of operations. Rather, the schedule does not in fact appear in the pro forma results of operations which were prepared in accordance with
     Article 11 of Regulation S-X and is simply provided as supplemental information. Therefore, the Company respectfully submits that the schedule presents the pro forma measures in a manner that complies with the requirements of Item 10 (e)(l)(ii) (D) of Regulation S-K.

Brookdale Senior Living Inc.
September 22, 2005
Page 24 of 30


Brookdale/Alterra Financial Statements
--------------------------------------

Balance sheet, page F-20
------------------------

75. Separately show the equity of each combined company on the face of the balance sheet or in a note to financial statements. Also present separately the changes in equity in the statement at page F-22.

          As described in its response to Comment 77, the Company respectfully submits that it has provided the justification for use of combined historical financial statements. The Company respectfully submits that its presentation of the combined historical financial statements is a more meaningful presentation to the users of the financial statements than separate condensed financial information, including the equity of each combining entity. The entities will be combined into a single consolidated reporting unit upon completion of the IPO.

Combined Statements of Operations, page F-21
--------------------------------------------

76. It appears that the caption "facility operating" excludes depreciation and amortization for property and equipment that is directly attributed to the generation of revenue. If this is true, revise the statements to comply with SAB Topic 11.B as applicable, by including depreciation and amortization expense in facility operating expenses. Alternatively, you can indicate that the facility operating expense excludes `depreciation' and `amortization'.

          The disclosure on pages F-42 has been revised in response to the Staff's Comment.

Notes to Combined Financial Statements
--------------------------------------

Note 1 Organization, page F-27
------------------------------

77. Tell us how you evaluated the accounting literature in determining you should present combined financial statements, instead of separate audited financial statements for Brookdale Living Communities, Inc and Alterra Healthcare Corporation. Please provide a chart or diagram showing the ownership of Brookdale and Alterra. Show the percentage ownership of each significant shareholder. Also identify the common ownership and describe the nature of the relationship between related parties.

          The Company informs the Staff that it has provided supplementally ownership charts in Annex C that show the history of Brookdale's majority ownership since 2000 and Alterra's majority ownership since December 2003 by certain affiliates of FIG. The charts provided in Annex C show the percentage

Brookdale Senior Living Inc.
September 22, 2005
Page 25 of 30


     ownership of each significant shareholder. In the second quarter of 2005, certain affiliates of FIG also purchased a 100% ownership interest in the Fortress CCRC Portfolio and the Prudential Portfolio.

          Brookdale is currently 90% owned by Fortress Brookdale Acquisition LLC which is majority owned by its managing member, Fortress Registered Investment Trust, a wholly owned subsidiary of Fortress Investment Fund LLC. Fortress Investment Fund LLC is managed by its managing member, Fortress Fund MM LLC, which is managed by FIG pursuant to a management agreement. Alterra is wholly owned by FEBC-ALT Investors LLC, which is majority owned and managed by FIT-ALT Investor LLC, a wholly owned subsidiary of Fortress Investment Trust II (FIT), which in turn is wholly owned by Fortress Investment Fund II LLC. Fortress Investment Fund II LLC is managed by its managing member, Fortress Fund MM II LLC, which like Fortress Fund MM LLC, is managed by FIG pursuant to a management agreement. The Fortress CCRC Portfolio and the Prudential Portfolio are also wholly owned by subsidiaries of FIT.

          Based upon the fact that Brookdale and Alterra are both majority owned and managed by affiliates of FIG, we have applied paragraph 3 of EITF 02-5. for all periods presented the combined historical financial statements of Brookdale and Alterra. The updated interim statements as of June 30, 2005 and for the periods then ended included in our amended Registration Statement now also include the operations of Fortress CCRC Portfolio and the Prudential Portfolio from the date of FIT's purchase.

78. In addition, tell us how you accounted for the ownership interests of Brookdale and Alterra that are not part of the control group. Discuss the consideration you gave to presenting the non controlling ownership as minority interest in the balance sheet and statements of operations.

          The Company respectfully informs the Staff that it did not reflect the non controlling ownership interest as minority interest since the non controlling owners have the same class of ownership as the owners of the controlling interest (affiliates of FIG). On a going forward basis, the non controlling owners will either sell their interest as part of our public offering or will receive the same class of stock that affiliates of FIG or the public will receive in our offering. We respectfully submit that presenting the non controlling ownership as minority interest in the combined historical financial statements would not be meaningful to an understanding of the past and expected capital structure of the Company. The transparency of the financial statements is believed to be diminished by the presentation of the minority interest component as exemplified in the various reclassifications between minority interest and stockholders' equity which would be necessary, for instance, to reflect the purchase of 50% of the noncontrolling interest in Alterra by FIT ALT Investor LLC in the second quarter 2005.

Brookdale Senior Living Inc.
September 22, 2005
Page 26 of 30



     Accordingly, the Company respectfully submits that the presentation of the noncontrolling ownership as minority interest in the combined financial statements would reduce the usefulness and provide no comparability to the ongoing entity under which all Brookdale Senior Living Inc. shareholders will own the same class of common stock.

79. You disclose that Brookdale Living Communities and Alterra Healthcare Corporation are controlled by affiliates of Fortress Investment Group. Expand the disclosure to describe the nature of the relationship of these affiliates and demonstrate how this establishes common control of Brookdale and Alterra. Refer to Rule 3A-03 of Regulation S-X.

          The disclosure in note 1 on page F-35 and F-36 has been revised and expanded in response to the Staff's Comment to describe the relationship of the FIG affiliates. In addition, an ownership chart has been included on page 75 of the Registration Statement.

80. Please consider presenting separate condensed balance sheets and statements of operations and cash flows of Brookdale and Alterra in a note to the combined financial statements.

          The Company refers the Staff to its response to Comment 77. Based upon its response to Comment 77, the Company respectfully submits that a combined presentation of the Brookdale and Alterra historical financial statements is the appropriate presentation. Since the historical operations of both Brookdale and Alterra will be combined on a going forward basis the Company respectfully submits the presentation of the combined historical financial statements is a more meaningful presentation to the users of the financial statements than separate condensed financial information for each combining entity. The entities will be combined into a single consolidated reporting unit upon completion of the IPO.

81. We note your disclosure that you operate within one business segment. We also note that you offer a variety of senior living housing and service alternatives in over 380 facilities located across 32 states and that your product offerings consist mainly of independent living facilities, assisted living facilities, memory care facilities and CCRS representing approximately 48.3%, 30.5%, 10.2% and 10.7% of total senior living capacity, respectively. Addressing paragraphs 10 and 17 of SFAS 131, describe for us how you determined that you operate in one business segment.

          The Company supplementally advises the Staff that it has one operating segment as defined in FAS 131. Management believes the operations are similar in that:

Brookdale Senior Living Inc.
September 22, 2005
Page 27 of 30



     o For purposes of allocating resources and assessing performance, the Company's chief operating decision makers consist of the chief executive officer and co-presidents as defined in SFAS No. 131, paragraph 12. These decision makers do not view a CCRC facility any different than an independent or assisted living facility. While discrete financial information is available by facility and utilized by various departments and management groups, each facility has similar operating and economic characteristics and residents. As a result, the facilities are aggregated into one operating segment. Resource allocations are made by the chief decision makers primarily based on facility operating income.

     o All of the Company's sales, marketing, branding and development efforts are coordinated where possible and are managed by the same management team with a concerted focus to the senior population without differentiation by facility.

               o The Company provides care for seniors who may not be able to care for themselves, or as a matter of choice choose to live independently. Each resident pays a monthly fee that entitles them to live in a residential setting and in certain cases receive assistance with some of the activities of daily living or nursing or other medical care.

               o While the Company's resident services are generally complimentary across the facilities, the facility operating margins may vary based on the size of the facility, location and level of care provided to residents.

               o The Company provides complimentary services to its residents at each of its facilities.

               o The Company's target customer is generally 70+ years of age who may or may not be able to care for themselves.

BLC, page F-27
--------------

82. Your disclosure of Fortress Brookdale Acquisition LLC's (FBA) sale of 100% of common stock of BLC to Provident Senior Living Trust on October 19, 2004 appears to conflict with the statement in the first paragraph of Note 1 that BLC is a wholly-owed subsidiary of Fortress Brookdale Acquisition. Please revise the disclosure to address this apparent inconsistency.

          The disclosure on page F-35 has been revised in response to the Staff's Comment.

Brookdale Senior Living Inc.
September 22, 2005
Page 28 of 30


Resident Fee Revenue, page F-31
-------------------------------

83. Disclose your revenue recognition policy for entrance fee arrangements as described in MD&A at page 38. Disclose how you determine the estimated stay of the resident in the facility. We note that you have recorded a portion of advance payments for continuing care contracts as long-term liabilities. Tell us the accounting literature you considered in determining the appropriate classification of refundable advance payments on the balance sheet.

          The disclosure on page F-40 and F-41 regarding "Revenue Recognition" has been revised to include our policy for entrance fee arrangements in connection with the Fortress CCRC Portfolio in response to the Staff's Comment.

          The Company informs the Staff that it has applied the guidance outlined in SAB Topic 13 for entrance fees since its purchase of the Fortress CCRC Portfolio - (only four of our 380 facilities have entrance fees, one of which was held for sale and subsequently sold in the third quarter 2005). In addition, the Company has also applied the guidance outlined in AICPA Accounting Guidance - Financial Accounting and Reporting by Continuing Care Retirement Communities. The entrance fees are divided into two categories: refundable and nonrefundable fees.

          Refundable fees have been reflected as a liability since the resident is entitled to a refund and the Company is obligated to provide right to access to the facility (service under SAB Topic 13) for an indefinite period. The Company will not recognize any revenue related to the refundable portion of the entrance fees. The Company has reflected the refundable fees as long-term based upon the fact that the tenant is not entitled to a refund until the resident vacates the unit and the unit, or in certain cases a comparable unit, is sold. The Company does not have an obligation as prescribed under SFAS No. 78 to refund the fees or expend current working capital due to the payment coming from the proceeds of the resale. The Company will record the refundable fees as a current liability in situations where it is obligated to refund the fees to the residents within 12 months of vacating the unit.

          Nonrefundable fees have been classified as deferred revenue and are recognized as revenue over the expected stay of the resident. The Company believes that this period is reflective of the estimated service period outlined in SAB Topic 13. The average stay is based upon the historical average stay of the resident.

Brookdale Senior Living Inc.
September 22, 2005
Page 29 of 30


Fortress CCRC Financial Statements
----------------------------------

Combined Statements of Activities and Changes in Net Deficit, page F-54
-----------------------------------------------------------------------

84. It appears that the line labeled "change in net assets from operations" is the net loss from operations of the retirement communities. If true, please revise the label for the line to reflect this.

          The disclosure on page F-66 has been revised in response to the Staff's Comment.

Resident Fee Revenue, page F-60
-------------------------------

85. Please revise the disclosure of your revenue recognition policy to explain your statement that "[t]hese amounts have been classified as long-term liabilities due to the contingency related to their payment.

          The disclosure on page F-72 has been revised to delete the sentence. It was included in error in the previous filing.

Unearned Entrance fees, page F-60
---------------------------------

86. Tell us how you applied the guidance in SAB Topic 13 in determining your revenue recognition policy for the refundable portion of entrance fees.

          The Company respectfully informs the Staff that the historical information presented is that of the Fortress CCRC Portfolio under the NBA's management. The NBA applied the guidance outlined in paragraphs 14.24 and 14.25 of Chapter 14 of the AICPA Accounting Guidance - Financial Accounting and Reporting by Continuing Care Retirement Communities. Four of the eight Fortress CCRC Portfolio properties provided this level of service (one of which was held for sale and subsequently sold in the third quarter
     2005), and the total revenue recognized related to the amortization of refundable fees in the periods presented was less than 1% annually.

          The Company in its combined financial statements has applied the guidance outline in SAB Topic 13 since its purchase of the properties and has not recognized any revenue related to refundable portion of the entrance fees. The pro forma financial statements have not been adjusted since the revenue reflected for the Fortress CCRC Portfolio relating to nonrefundable fees is less than 0.1% of the pro forma revenue line item and is not deemed to be material.

Brookdale Senior Living Inc.
September 22, 2005
Page 30 of 30


Signatures, page II-14
----------------------

87. Please note that your principal accounting officer or controller must also sign your registration statement. Please see the instructions to the signature requirements of Form S-1.

          The signature pages has been revised to indicate that the principal accounting officer of the Company has signed the Registration Statement.

Age of Financial Statements
---------------------------

88. Update the financial statements and other financial information in the filing as required by Rule 3-12 of Regulation S-X.

          The Registration Statement has been revised throughout to update the financial statements and other financial information as required by Rule 3-12 of Regulation S-X.



                                    * * * * *

     Please contact the undersigned at (212) 735-3050 or Michael J. Schwartz at
(212) 735-3694 should you require further information or have any questions.

                                                 Very truly yours,

                                                 /s/ Joseph A. Coco

                                                 Joseph A. Coco, Esq.